07027415

RECEIVED

2007 OCT 17 P 3:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

082-35008

SUPPL

October 10, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 10, 2007 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended June 30, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED						
Scrip Code : 500390			As on: 29th September, 2007			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.30	0.29
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	15	81365268	81363612	36.29	35.60
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**26**	**82028646**	**82026983**	**36.58**	**35.89**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**26**	**82028646**	**82026983**	**36.58**	**35.89**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	290	15230438	15186589	6.79	6.66
(b)	Financial Institutions/Banks	384	353035	336300	0.16	0.15
(c)	Central Government/State Governments	71	273343	195759	0.12	0.12
(d)	Venture Capital Funds	0	0	0	0.00	0.00

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

(e)	Insurance Companies	20	43100420	43099826	19.22	18.86
(f)	Foreign Institutional Investors	513	47635823	47415260	21.25	20.84
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1278**	**106593059**	**106233734**	**47.54**	**46.64**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7382	6810573	6687970	3.04	2.98
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1487140	24859961	18229868	11.09	10.88
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	68	2352641	2311379	1.05	1.03
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	0	0	0	0.00	0.00
2	NRIs/OCBs	16884	1569284	1126377	0.70	0.69
3	Pending Confirmation*	0	2062	0	0.00	0.00
	Sub -Total (B)(2)	**1511474**	**35594521**	**28355594**	**15.88**	**15.58**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1512752**	**142187580**	**134589328**	**63.42**	**62.22**
	TOTAL (A) +(B)	**1512778**	**224216226**	**216616311**	**100.00**	**98.11**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	3	**4314082**	**4313351**	0.00	1.89
	GRAND TOTAL (A)+(B)+(C)	**1512781**	**228530308**	**220929662**	**100.00**	**100.00**

* Physical shares pending for demat confirmation

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

I(b)Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	8 04 98 937	35.22
2	RELIANCE CAPITAL LIMITED	1 653	0.00
3	RELIANCE INNOVENTURES PRIVATE LIMITED	8 64 675	0.38
4	KOKILA D AMBANI	2 74 891	0.12
5	ANIL D AMBANI	1 39 437	0.06
6	JAIANMOL A. AMBANI	1 25 231	0.05
7	TINA A AMBANI	1 23 812	0.05
8	JAIANSHUL A. AMBANI	7	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00
	TOTAL	8 20 28 646	35.89

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	2 68 51 277	11.75
2	MORGAN STANLEY AND CO. INTERNATIONAL PLC. A/CMORGAN STANLEY MAURITUS COMPANY LIMITED	68 67 219	3.00
3	RELIANCE CAPITAL TRUSTEE COMPANY LIMITED	66 92 231	2.93
4	THE NEW INDIA ASSURANCE COMPANY LIMITED	48 48 113	2.12
5	THE BANK OF NEW YORK	43 14 082	1.89
6	CITIGROUP GLOBAL MARKETS MAURITIUS PRIVATE LIMITED	40 24 124	1.76
7	THE ORIENTAL INSURANCE COMPANY LIMITED	34 12 475	1.49
8	GENERAL INSURANCE CORPORATION OF INDIA	33 81 403	1.48
9	UTI - MUTUAL FUND	30 63 551	1.34
10	JP MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L.A/C FLAGSHIP INDIAN INVESTMENT COMPANY (MAURITIUS) LIMITED	27 62 844	1.21
11	NATIONAL INSURANCE COMPANY LTD	24 28 728	1.06
	TOTAL	**6 86 46 047**	**30.04**

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	2 58 16 000	11.30
	TOTAL	**2 58 16 000**	**11.30**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	1438027	43 14 082	1.89
	TOTAL		**43 14 082**	**1.89**

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Bank of New York as Depositary for GDR holders *	GDR	43 14 082	1.89
	TOTAL		**43 14 082**	**1.89**

* The details of individual GDR holder is not available

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

October 10, 2007

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 5, 2007

Exemption No: 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 5,2007 sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited along with Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 5, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended September 30, 2007

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended September 30, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

October 5, 2007

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: REL

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended September 30, 2007

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended September 30, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Energy Limited

Quarter ending on: September 30, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: October 5, 2007

END